FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR SECOND QUARTER 2014

Panama City, Republic of Panama, July 15, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.35 per share corresponding to the second quarter 2014.

The cash dividend was approved by the Board of Directors at its meeting held July 14, 2014, and is payable August 5, 2014 to the Bank’s stockholders as of the July 28, 2014 record date.

As of June 30, 2014, Bladex had 38,671,912.59 shares outstanding of all classes.

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com